UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                   AMENDMENT NO. 5
                                         TO
                                    SCHEDULE 13D

                                      Under the
                           Securities Exchange Act of 1934


                            REMINGTON OIL & GAS CORPORATION
                       -------------------------------------------
                                    (Name of Issuer)


                             Common Stock ($.01 par value)
                         ---------------------------------------
                            (Title of Class of Securities)

                                    759594302
                                 -----------------
                                  (CUSIP Number)



                                 Nicholas G. Miller
                           Hawley Troxell Ennis & Hawley LLP
                                  P.O. Box 1617
                                 Boise, Idaho  83701
                               Telephone:  (208) 344-6000
                     ------------------------------------------------
                    (Names, addresses and telephone numbers of persons
                     authorized to receive notices and communications)


                                 February 24, 2005
                              -----------------------------
                              (Date of event which requires
                                filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

1)     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons  (entities only)

       J.R. Simplot/J.R. Simplot Self-Declaration of Revocable Trust;
       ###-##-####

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)     X

       (b)

3)     SEC Use Only

4)     Source of Funds

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6)     Citizenship or Place of Organization

     US

Number of                     7)  Sole Voting Power                   0
Shares
Beneficially                  8)  Shared Voting Power           587,033
Owned
by Each                       9)  Sole Dispositive Power              0
Reporting
Person With:                 10) Shared Dispositive Power       587,033

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

        587,033 shares

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)     Percent of Class Represented by Amount in Row (11)

        2.1%

14)     Type of Reporting Person

        IN

*****

1)     Names of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (entities only).

       JRS Properties III L.P., EIN:  82-0514634

2)     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)     X

       (b)

3)      SEC Use Only

4)      Source of Funds
        00

5)      Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e)

6)      Citizenship or Place of Organization

        US

Number of                     7)  Sole Voting Power            4,592,595
Shares
Beneficially                  8)  Shared Voting Power          0
Owned
by Each                       9)  Sole Dispositive Power       4,592,595
Reporting
Person With:                 10) Shared Dispositive Power     0

11)     Aggregate Amount Beneficially Owned by Each Reporting Person

        4,592,595 shares

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13)     Percent of Class Represented by Amount in Row (11)

        16.5%

14)     Type of Reporting Person

        PN

*****

     This Amendment No. 5 ("Amendment No. 5") amends the Schedule 13D originally filed on September 2, 1997 (the "Schedule 13D"), as previously amended by Amendment No. 1 to the Schedule 13D filed on December 28, 1998, Amendment No. 2 to the Schedule 13D filed on January 2, 2002, Amendment No. 3 to the Schedule 13D filed January 21, 2003, and Amendment No. 4 to the
Schedule 13D filed October 14, 2004.   The Schedule 13D relates to the Common
Stock, par value $.01 per share (the "Common Stock") of Remington Oil & Gas Corporation, a Delaware corporation (the "Issuer").

     The purpose of this Amendment No. 5 is to report sales of Common Stock by J.R. Simplot Foundation, Inc. (the "Foundation") resulting in a 1% change in holdings. Except as expressly set forth in this Amendment No. 5, the
Schedule 13D (as previously amended) remains in effect.

ITEM 1.  SECURITY AND ISSUER.

     The class of securities to which this Schedule 13D relates is the Common Stock of the Issuer.

ITEM 2.  IDENTITY AND BACKGROUND.

This Amendment No. 5 is being filed on behalf of the same Reporting Persons described in Amendment No. 4 and in the cover pages hereof.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.   n/a

ITEM 4.  PURPOSE OF THE TRANSACTION.  n/a

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
(1) JRS Properties III beneficially owns and has voting and investment power with respect to 4,592,595 shares of Common Stock, representing 16.5% of the outstanding Common Stock.

(2) Mr. Simplot shares with Mrs. Simplot voting and investment power with respect to 1000 shares of Common Stock, representing .0036% of the outstanding Common Stock.

(3) Mr. Simplot shares with the other directors of the Foundation voting and investment power with respect to the 587,033 shares of Common Stock held by the Foundation, representing 2.1% of the outstanding Common Stock.

(b)     See Item 5(a).

     During the past sixty days, the following shares of Common Stock have been sold by the Foundation in open market transactions.

     SALE DATE                     NO. OF SHARES           PRICE PER SHARE
     ---------                     -------------           ---------------
     12/15/2004                       5,000                    $27.29
     12/16/2004                       5,000                    $27.61
     12/17/2004                       5,000                    $27.71
     12/20/2004                       7,500                    $27.54
     12/21/2004                       7,500                    $27.27
     12/22/2004                       5,000                    $27.65
     12/23/2004                       5,000                    $27.80
     12/27/2004                       4,000                    $27.79
     12/28/2004                       4,000                    $27.40
     12/29/2004                       4,000                    $27.38
     12/30/2004                       4,000                    $27.43
     12/31/2004                       4,000                    $27.35
       1/5/2005                       3,000                    $25.87
       1/6/2005                       3,000                    $25.38
       1/7/2005                       3,000                    $25.03
      1/18/2005                       7,500                    $28.36
      1/19/2005                       7,500                    $28.83
      1/20/2005                       7,500                    $28.04
      1/24/2005                       7,500                    $28.76
      1/25/2005                       7,500                    $28.69
      1/26/2005                       7,500                    $28.55
      1/27/2005                       7,500                    $29.50
      1/28/2005                       7,500                    $28.41
       2/1/2005                       5,000                    $29.52
       2/2/2005                       5,000                    $29.66
       2/3/2005                       5,000                    $29.38
       2/4/2005                       5,000                    $29.42






     2/7/2005                         5,000                    $29.38
     2/8/2005                         5,000                    $28.85
     2/9/2005                         5,000                    $29.31
    2/10/2005                        5,000                    $29.41
    2/11/2005                        5,000                    $29.31

     (d - e)     n/a

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF ISSUER.  n/a

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.  n/a

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify the information set forth in this statement is true, complete and correct.


Date:  February 24, 2005           The J.R. Simplot
                                   Self-Declaration of Revocable Trust
                                   By  /s/ J.R. Simplot, Trustee
                                   -----------------------------------------
                                   J.R. Simplot, Trustee

                                   By:  /s/ Ronald Graves, Attorney in
                                            Fact
                                            --------------------------------
						/s/ J.R. Simplot
Date:  February 24, 2005           ----------------------------------------
                                    J.R. Simplot

                                  By: /s/ Ronald Graves, Attorney in Fact
                                          ----------------------------------

Date:  February 24, 2005           JRS Properties III L.P.,
                                   an Idaho Limited Partnership,

                                   by its Sole General Partner
                                   JRS Management L.L.C.
                                   an Idaho Limited Liability Company



                                   By /s/ Scott R. Simplot, Manager
                                      --------------------------------------